May 6, 2009

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn:

Mr. Kevin Woody

Branch Chief

Re:

Kimco Realty Corporation

Form 10-K for the year ended December 31, 2008

File No. 001-10899

Dear Mr. Woody:

This letter sets forth Kimco Realty Corporation’s (“Kimco” or the “Company”) responses to the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received by facsimile on April 23, 2009, to the Company’s Form 10-K for the year ended December 31, 2008, filed February 27, 2009.  For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2008

Financial Statements

Consolidated Statements of Income, page 75:

1.

Please tell us how your current presentation of your impairments below non-operating income/expense complies with Rule 5-03 of Regulation S-X.  It appears that these expenses should be classified as operating expenses.

Response

The presentation of impairments on the Company’s Consolidated Statements of Income for the year ended December 31, 2008, (“Income Statement”) includes descriptions for impairments for Property carrying values, Marketable equity securities and other equity investments and Investments in real estate joint ventures.

The Company has reviewed Rule 5-03 of Regulation S-X with respect to its presentation of impairments on the Company’s Income Statement and believes the current presentation complies with Rule 5-03. This determination has been made for each impairment classification as presented on the Income Statement as follows:

Property carrying values, impairment amounts included in this caption relate to two development properties under construction that have not been placed in service as operating properties.  These properties are ground-up development merchant building projects which the Company expects to sell when the properties are substantially complete. Since these properties are construction projects and not operating properties the Company believes it is appropriate to exclude these amounts from operating income and include the impairment amounts relating to these properties as non-operating expenses.

Marketable equity securities and other equity investments, the Company believes it has presented impairment amounts relating to its marketable equity securities in accordance with Rule 5-03 9(a) of Regulation S-X, which states, “9. Non-operating expenses - state separately in the income statement or in a note thereto amounts of (a) losses on securities”.

Investments in real estate joint ventures, the impairment amount included in this caption relates to the Company’s investment in an unconsolidated real estate joint venture. The Company believes it has appropriately excluded this impairment amount from operating income in accordance with Rule 5-03 13. Equity in earnings of unconsolidated subsidiaries and 50 percent or less owned persons, which provides for the presentation of earnings from unconsolidated joint ventures separately from operating income.

Consolidated Statements of Cash Flows, page F-78

2.

We note that during 2008 there were some significant dispositions of operating properties by unconsolidated joint ventures.  Please tell us why you believe it is appropriate to present all distributions from joint ventures within cash flows from operating activities.  Additionally, please revise your disclose within your financial statements whether you are using a look through method or cumulative earnings method to recognize the character of distributions from equity investees.

Response

The Company has not presented all distributions from joint ventures within cash flows from operating activities. Distributions from unconsolidated joint ventures appear within cash flows from operating activities as well as cash flows from investing activities on the Company’s Consolidated Statements of Cash Flows, depending on the nature of the cash receipt.  In accordance with paragraph 22 of FAS 95, Statement of Cash Flows (“FAS 95”), the Company classifies distributions from unconsolidated joint ventures which represent returns on investment as cash flows from operating activities within the line item “Distributions from joint ventures”.  In accordance with paragraph 16 of FAS 95, the Company classifies distributions from unconsolidated joint ventures which represent returns of investment as cash flows from investing activities as either “Reimbursements of advances to real estate joint ventures” or “Reimbursements of advances to other real estate investments”.   Reimbursements of advances to other real estate investments primarily relate to distributions received from the Company’s Preferred Equity program, which is accounted for under the equity method of accounting.

To recognize the character of distributions from equity investees the Company looks at the nature of the cash distribution to determine the proper character of cash flow distributions as either returns on investment, which would be included in operating activities or returns of investment, which would be included in investing activities.  As such, the Company believes that its presentation of cash flows from unconsolidated joint ventures is appropriately reflected as operating activities and investing activities in the Company’s Consolidated Statements of Cash Flows.  In future filings the Company will revise its disclosure within its financial statement footnotes to disclose this policy in recognizing the character of distributions from equity investees.

14. Minority Interests, pages 111 -112

3.

Please disclose the amount of consideration that would be paid to unaffiliated holders of units issued from your consolidated subsidiaries which are not mandatorily redeemable as if the termination of these consolidated subsidiaries occurred on the balance sheet date.

Response

The amount of consideration that would be paid to unaffiliated holders of units issued by the Company’s consolidated subsidiaries which are not mandatorily redeemable, as if the termination of these consolidated subsidiaries occurred on December 31, 2008, is approximately $27.2 million.  The Company has the option to settle such redemption in cash or shares of the Company’s common stock (“Common Stock”).  If the Company exercised its right to settle in Common Stock, the unit holders would receive approximately 1.3 million shares of Common Stock.   In future filings, the Company will disclose the amount of consideration that would be paid to unaffiliated holders of units issued from the Company’s consolidated subsidiaries which are not mandatorily redeemable.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7185.

Very truly yours,

/s/ Michael V. Pappagallo

Michael V. Pappagallo

Chief Financial Officer